Item 77Q1

(a) Attached are copies of the following Amendments to the GMO Trust Declaration of Trust

Amendment No. 11: GMO U.S. Quality Equity Fund was added as a new series of the Trust

Amendment No.10: GMO Benchmark-Free Allocation Fund was added as a new series of the GMO Trust

Amendment No. 10: GMO Short-Term Income Fund changed its name to:
GMO Short-Duration Investment Fund

Amendment No. 9: GMO World Balanced Allocation Fund changed its name to: GMO Global Balanced Asset Allocation Fund

(e) Attached are copies of the following investment advisory contracts with Grantham Mayo Van Otterloo & Co LLC:

GMO Trust on behalf of GMO U.S. Quality Equity Fund

GMO Trust on behalf of GMO Benchmark-Free Allocation Fund